Exhibit 99.2

Cable and Wireless plc ("the Company") was notified on 3 September 2003 that, pursuant to section 198 to 202 of the Companies Act 1985, The Trustees of BT Pension Scheme and BriTel Fund Trustees Limited held solely for investment purposes in aggregate 72,327,430 Ordinary Shares of 25 pence each in the issued Ordinary Share capital of the Company.

These holdings represent 3.035% per cent of the issued Ordinary Share capital of the Company.